

Mail Stop 7010

April 25, 2006

via U.S. mail and facsimile

Dennis M. Loughran
Vice President, Finance and Chief Financial Officer
Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

>   **Re: Rogers Corporation**
>   **Form 10-K for the Fiscal Year Ended January 1, 2006**
>   **Filed March 31, 2006**
>   **File No. 1-4347**

Dear Mr. Loughran:

   We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document or revise in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 39

1. Please provide us your significance tests, for the year ended January 1, 2006, that determined financial statements under Rule 3-09 of Regulation S-X are not required for any of your equity method investees.

Note 3 – Goodwill and Other Intangible Assets, page 50

2. Based on your revised reportable segment presentation, we note that you allocated 66.2% of goodwill, or $14.5 million, to your "other polymer products" reportable segment. We also note that your "other polymer products" reportable segment has recognized increasing segment operating losses during each period presented. In addition, on page 29 of MD&A, you stated that you recognized a $22 million impairment charge for certain long-lived assets and the write-down of inventory and receivables of your polyolefin foam operating segment. Please provide us the following information:
    - The amount of goodwill allocated to each operating segment and/or reporting unit in "other polymer products."
    - The amount of operating income/(loss) for each operating segment and/or reporting unit in "other polymer products" for each period presented.
    - An explanation of how you determined that goodwill was not impaired for each reporting unit as of your impairment test date during fiscal year 2005. Provide us with your SFAS 142 goodwill impairment tests, including an explanation of the material assumptions therein. If there is a significant disparity between the forecast data and the comparable historical data, provide reconciling information. Compliance with the guidance in Appendix E to SFAS 142 should be clearly evident.

Note 8 – Income Taxes, page 57

3. We note that you have recognized an income tax benefit of ~$2.0 million, based on your effective tax rate reconciliation on page 58, that you identified as "Provision to return adjustment." It is unclear to us what this adjustment represents. From your disclosure on page 24 in MD&A, it appears that the adjustment may relate to the recognition of fiscal year 2004 deferred tax assets and liabilities. Please provide us with a detailed explanation of what this amount represents and why you believe you have appropriately recognized this adjustment in fiscal year 2005.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Anne McConnell at (202) 551-3709, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief